FEE WAIVER AND REIMBURSEMENT AGREEMENT

AGREEMENT made as of the 6th day of February, 2012 by and among Paramount Access Fund (the “Feeder Fund”) and Paramount Institutional Access Fund (the “Master Fund”), each a Delaware statutory trust (together, the “Funds”), and Paramount Access Advisors, LLC, a Delaware limited liability company (“Paramount”):

WITNESSETH:

WHEREAS, each Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a non-diversified, closed-end, management investment company; and

NOW, THEREFORE, the parties to this Agreement agree as follows:

1.          Paramount agrees to waive the Investment Management Fee and the Fund Servicing Fee, until the Funds, considered together, have a minimum net asset value of fifty million dollars ($50,000,000.00), or such earlier time as may be determined by the board of trustees of the Funds (the “Board”), at such time this Agreement will terminate.

2.          The Funds agree to carry forward, for a period not to exceed (3) three years from the date on which a waiver is made by Paramount, all fees that have been waived by Paramount, and to repay Paramount such amounts, provided that the Total Annual Expenses, on an annualized basis, of the Funds (excluding taxes, interest, brokerage commissions, other transaction-related expenses, any extraordinary expenses of the Funds and any Acquired Fund Fees and Expenses of the Funds) will not exceed the percentage of estimated Total Annual Expenses of the Funds, on an annualized basis, as of the date of launch of the Funds (the “Hurdle Amount”), such percentage to be approved by the Board.  For purposes of this Agreement, the Total Annual Expenses of the Feeder Fund incorporates the Total Annual Expenses of the Master Fund and is not in addition to them. Such repayment will be made as promptly as possible.  If this Agreement is terminated by the Funds, the Funds agree to repay to Paramount, any amounts payable pursuant to this paragraph that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to Paramount not later than thirty (30) days after the termination of this Agreement and without regard to the Hurdle Amount.  If this Agreement is terminated by Paramount, the Funds agree to repay to Paramount, any amounts payable pursuant to this paragraph that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to Paramount not later than thirty (30) days after the termination of this Agreement, so long as the Funds are able to effect such reimbursement and remain in compliance with the Hurdle Amount as if such Hurdle Amount was still in effect.

3.          This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act.  To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.

4.          Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s prospectus as currently in effect.

5.          This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

PARAMOUNT ACCESS FUND

/s/ Edward W. Butowsky

By:	Edward W. Butowsky
Title:	President

PARAMOUNT INSTITUTIONAL ACCESS FUND

/s/ Edward W. Butowsky

By:	Edward W. Butowsky
Title:	President

PARAMOUNT ACCESS ADVISORS, LLC

/s/ Edward W. Butowsky

By:	Edward W. Butowsky
Title:	Chief Executive Officer

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